Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 25, 2018
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$785.4
Add (deduct):
Fixed charges	135.8
Distributed income of equity method investees	26.4
Capitalized interest	(2.9)
Earnings available for fixed charges (a)	$944.7

Fixed charges:
Interest expense	$117.0
Capitalized interest	2.9
One third of rental expense (1)	15.9
Total fixed charges (b)	$135.8

Ratio of earnings to fixed charges (a/b)	7.0

(1) Considered to be representative of interest factor in rental expense.